SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

T.A.T. TECHNOLOGIES LTD.
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(Name of Issuer)

Ordinary Shares, par value NIS0.90 per share**
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(Title of Class of Securities)

MA740F-22-7
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(CUSIP Number)

Saul Kaszovitz, Esq.
Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP
750 Lexington Avenue
23rd Floor
New York, New York 10022
(212) 888-8200
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(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

June 13, 2007***
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
_____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

*** The reporting persons acquired 500,000 ordinary (common) shares on February 21, 2007 (reported by the Issuer on a Form 6-K filed on February 26, 2007) through the exercise of previously reported warrants and sold an aggregate of 232,137 common shares between April 4, 2007 and June 1, 2007 (reported on Amendment No.1) and reports here the sale of an aggregate of 167,863 shares sold between June 3, 2007 and June 18, 2007.

SCHEDULE 13D

CUSIP No. MA740F-22-7

1	NAME OF REPORTING PERSON: FIMI OPPORTUNITY FUND, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS: WC and BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBEROF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0 shares

8	SHARED VOTING POWER

957,143 shares (1) (2)

9	SOLE DISPOSITIVE POWER

0 shares

10	SHARED DISPOSITIVE POWER

957,143 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

957,143 shares (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.6%

14	TYPE OF REPORTING PERSON*:

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 957,143 ordinary shares beneficially owned by TA-TOP, Limited Partnership, an Israeli limited partnership (“Ta-Top”). Ta-Top, TAT Industries Ltd., the Issuer’s parent company (“TAT Industries”), and certain principal shareholders of the Issuer (the “Insiders”) are parties to that certain June 15, 2004 agreement, the rights and obligations of which are described below in response to Item 4 and a copy of which was annexed as an exhibit to the original filing hereof. The reporting persons hereby disclaim any beneficial ownership in any of the shares so held by TAT Industries and/or the Insiders.

(2)  For purposes of Section 13(d), each of TA-TEK Ltd., (“TA-TEK”), FIMI Opportunity Fund, L.P. (“FIMI Opportunity”), FIMI 2001 Ltd. (“FIMI 2001”) and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 957,143 shares held by Ta-Top, where (i) TA-TEK is the general partner of Ta-Top, (ii) FIMI Opportunity is the sole shareholder of TA-TEK, (iii) FIMI 2001 is the general partner and otherwise controls FIMI Opportunity and (iv) Mr. Davidi is the CEO and Senior Partner of FIMI 2001. Each of the reporting persons disclaims beneficial ownership of any of the ordinary shares held by Ta-Top.

SCHEDULE 13D

CUSIP No. MA740F-22-7

1	NAME OF REPORTING PERSON: TA-TOP LIMITED PARTNERSHIP (Israel)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS: WC and BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0 shares

8	SHARED VOTING POWER

957,143 shares (1) (2)

9	SOLE DISPOSITIVE POWER

0 shares

10	SHARED DISPOSITIVE POWER

957,143 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

957,143 shares (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.6%

14	TYPE OF REPORTING PERSON*:

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 957,143 ordinary shares beneficially owned by TA-TOP, Limited Partnership, an Israeli limited partnership (“Ta-Top”). Ta-Top, TAT Industries Ltd., the Issuer’s parent company (“TAT Industries”), and certain principal shareholders of the Issuer (the “Insiders”) are parties to that certain June 15, 2004 agreement, the rights and obligations of which are described below in response to Item 4 and a copy of which was annexed as an exhibit to the original filing hereof. The reporting persons hereby disclaim any beneficial ownership in any of the shares so held by TAT Industries and/or the Insiders.

(2)  For purposes of Section 13(d), each of TA-TEK Ltd., (“TA-TEK”), FIMI Opportunity Fund, L.P. (“FIMI Opportunity”), FIMI 2001 Ltd. (“FIMI 2001”) and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 957,143 shares held by Ta-Top, where (i) TA-TEK is the general partner of Ta-Top, (ii) FIMI Opportunity is the sole shareholder of TA-TEK, (iii) FIMI 2001 is the general partner and otherwise controls FIMI Opportunity and (iv) Mr. Davidi is the CEO and Senior Partner of FIMI 2001. Each of the reporting persons disclaims beneficial ownership of any of the ordinary shares held by Ta-Top.

SCHEDULE 13D

CUSIP No. MA740F-22-7

1	NAME OF REPORTING PERSON: TA-TEK LTD. (Israel)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS: WC and BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0 shares

8	SHARED VOTING POWER

957,143 shares (1) (2)

9	SOLE DISPOSITIVE POWER

0 shares

10	SHARED DISPOSITIVE POWER

957,143 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

957,143 shares (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.6%

14	TYPE OF REPORTING PERSON*:

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 957,143 ordinary shares beneficially owned by TA-TOP, Limited Partnership, an Israeli limited partnership (“Ta-Top”). Ta-Top, TAT Industries Ltd., the Issuer’s parent company (“TAT Industries”), and certain principal shareholders of the Issuer (the “Insiders”) are parties to that certain June 15, 2004 agreement, the rights and obligations of which are described below in response to Item 4 and a copy of which was annexed as an exhibit to the original filing hereof. The reporting persons hereby disclaim any beneficial ownership in any of the shares so held by TAT Industries and/or the Insiders.

(2)  For purposes of Section 13(d), each of TA-TEK Ltd., (“TA-TEK”), FIMI Opportunity Fund, L.P. (“FIMI Opportunity”), FIMI 2001 Ltd. (“FIMI 2001”) and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 957,143 shares held by Ta-Top, where (i) TA-TEK is the general partner of Ta-Top, (ii) FIMI Opportunity is the sole shareholder of TA-TEK, (iii) FIMI 2001 is the general partner and otherwise controls FIMI Opportunity and (iv) Mr. Davidi is the CEO and Senior Partner of FIMI 2001. Each of the reporting persons disclaims beneficial ownership of any of the ordinary shares held by Ta-Top.

SCHEDULE 13D

CUSIP No. MA740F-22-7

1	NAME OF REPORTING PERSON: FIMI 2001 LTD.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS: WC and BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0 shares

8	SHARED VOTING POWER

957,143 shares (1) (2)

9	SOLE DISPOSITIVE POWER

0 shares

10	SHARED DISPOSITIVE POWER

957,143 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

957,143 shares (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.6%

14	TYPE OF REPORTING PERSON*:

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 957,143 ordinary shares beneficially owned by TA-TOP, Limited Partnership, an Israeli limited partnership (“Ta-Top”). Ta-Top, TAT Industries Ltd., the Issuer’s parent company (“TAT Industries”), and certain principal shareholders of the Issuer (the “Insiders”) are parties to that certain June 15, 2004 agreement, the rights and obligations of which are described below in response to Item 4 and a copy of which was annexed as an exhibit to the original filing hereof. The reporting persons hereby disclaim any beneficial ownership in any of the shares so held by TAT Industries and/or the Insiders.

(2)  For purposes of Section 13(d), each of TA-TEK Ltd., (“TA-TEK”), FIMI Opportunity Fund, L.P. (“FIMI Opportunity”), FIMI 2001 Ltd. (“FIMI 2001”) and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 957,143 shares held by Ta-Top, where (i) TA-TEK is the general partner of Ta-Top, (ii) FIMI Opportunity is the sole shareholder of TA-TEK, (iii) FIMI 2001 is the general partner and otherwise controls FIMI Opportunity and (iv) Mr. Davidi is the CEO and Senior Partner of FIMI 2001. Each of the reporting persons disclaims beneficial ownership of any of the ordinary shares held by Ta-Top.

SCHEDULE 13D

CUSIP No. MA740F-22-7

1	NAME OF REPORTING PERSON: ISHAY DAVIDI
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS: WC and BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0 shares

8	SHARED VOTING POWER

957,143 shares (1) (2)

9	SOLE DISPOSITIVE POWER

0 shares

10	SHARED DISPOSITIVE POWER

957,143 shares (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

957,143 shares (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.6% (3)

14	TYPE OF REPORTING PERSON*:

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 957,143 ordinary shares beneficially owned by TA-TOP, Limited Partnership, an Israeli limited partnership (“Ta-Top”). Ta-Top, TAT Industries Ltd., the Issuer’s parent company (“TAT Industries”), and certain principal shareholders of the Issuer (the “Insiders”) are parties to that certain June 15, 2004 agreement, the rights and obligations of which are described below in response to Item 4 and a copy of which was annexed as an exhibit to the original filing hereof. The reporting persons hereby disclaim any beneficial ownership in any of the shares so held by TAT Industries and/or the Insiders.

(2)  For purposes of Section 13(d), each of TA-TEK Ltd., (“TA-TEK”), FIMI Opportunity Fund, L.P. (“FIMI Opportunity”), FIMI 2001 Ltd. (“FIMI 2001”) and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 957,143 shares held by Ta-Top, where (i) TA-TEK is the general partner of Ta-Top, (ii) FIMI Opportunity is the sole shareholder of TA-TEK, (iii) FIMI 2001 is the general partner and otherwise controls FIMI Opportunity and (iv) Mr. Davidi is the CEO and Senior Partner of FIMI 2001. Each of the reporting persons disclaims beneficial ownership of any of the ordinary shares held by Ta-Top.

Item 1: Security and Issuer.

The securities to which this Schedule 13D relates are the Ordinary Shares, par value NIS0.90 per share, of TAT Technologies Ltd., a corporation organized under the laws of the State of Israel (the “Issuer”). The address of the Issuer's principal executive office is P.O. Box 80, Gedera 70750 Israel.

Item 2:	Identity and Background.

(i)	TA-TOP, Limited Partnership (“Ta-Top”) is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

(ii)	TA-TEK Ltd. (“Ta-Tek”) is a corporation organized under the laws of the State of Israel, and it is the general partner of Ta-Top. Its principal business is management of Ta-Top.

(iii)
FIMI Opportunity Fund, L.P. (“FIMI Opportunity”) is a limited partnership organized under the laws of the State of Delaware and it is the sole shareholder of Ta-Tek. Its principal business is investment in securities.

(iv)
FIMI 2001 Ltd. (“FIMI 2001”) is a corporation organized under the laws of the State of Israel, and it is the managing general partner of FIMI Opportunity. Its principal business is management of FIMI Opportunity.

(v)	Mr. Ishay Davidi, a private investor by profession, is a citizen of the State of Israel and the CEO and Senior Partner of FIMI 2001.

The principal business address for each of the reporting persons is c/o FIMI 2001 Ltd., Rubenstein House, 37 Begin Rd., Tel-Aviv 7317, Israel.

During the last five years, none of the reporting persons have either been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the subject securities was $6,000,001. A portion of the funds used to acquire the subject securities consisted of loan proceeds from Israel Discount Bank (Israel) pursuant to a commercial loan made in the ordinary course.  Pursuant to the terms of its loan agreement with such lender, Ta-Top has pledged the securities disclosed hereunder to such lender pending the repayment in full of the loan.   The balance of the purchase price came from Ta-Top’s working capital. On February 21, 2007, the Fund exercised its warrant and acquired 500,000 T.A.T. ordinary shares. The exercise price was $3,470,000 and the funds for the exercise price were obtained from the working capital of Ta-Top.

Item 4:	Purpose of the Transaction.

The Shares were acquired for investment purposes. Between April 4, 2007 and June 18, 2007, the Fund sold an aggregate of 400,000 shares, including the 167,863 shares reported herein.

(a)  On June 15, 2004, the Issuer entered into a Share Purchase Agreement with Ta-Top, pursuant to which Ta-Top acquired 857,143 shares of the Issuer's common stock and a 66-month warrant to purchase an aggregate of 500,000 shares of the Issuer's common stock at an exercise price of $8.50 per share (which exercise price was adjusted to $6.94 per share because of the Issuer’s 2004-2006 dividend payments, all in consideration for $6,000,001. As part of the transaction, the Issuer’s parent company TAT Industries Ltd., certain management shareholders of the Issuer and Ta-Top entered into a shareholder's agreement (the “Agreement”), a copy of which was annexed as an exhibit to the original filing hereof, which provided for certain standard bring along and tag along rights, as well as a right of first refusal with respect to any shares proposed to be sold by any of the parties. The Agreement also provided for a lock-up whereby no party may sell more than 150,000 shares prior to June 2006, and a standstill restriction, which provided that Ta-Top would not purchase (in the open market or otherwise) an amount of shares, which would increase its ownership of the Issuer to above 35%.

(b)  The Agreement also provides that Ta-Top will have the right to designate three members to serve on the Issuer’s Board of Directors (including Mr. Davidi). The Issuer further agreed to engage Ta-Top to provide certain management services to the Issuer in exchange for annual payments equal to 3% of the Issuer’s operating profit for that year in excess of $500,000; provided, however, that in no event would the total management fees in any given year exceed $250,000 per annum.

(c)  As part of the transaction, FIMI Opportunity and the Issuer entered into a Credit Line Agreement, which provided for a line of credit from FIMI Opportunity to the Issuer in an amount of up to $2,000,000. Loans made pursuant to the credit line bear interest at 5% per annum and are repayable on or before December 15, 2009. The Issuer must pay an annual commitment fee equal to 0.5% of the amount of the credit line. On September 2006, the credit line agreement was cancelled.

Item 5:	Interest in Securities of the Issuer.

(a) For purposes of Section 13(d), the reporting persons, namely Ta-Top, Ta-Tek, FIMI Opportunity, FIMI 2001 and Mr. Davidi, beneficially own an aggregate of 957,143, which constitutes 14.6% of the class, and which does not include any shares beneficially owned in the aggregate by (i) TAT Industries Ltd., the Issuer’s parent company (“TAT Industries”), and (ii) certain management shareholders of the Issuer (the “Insiders”). Ta-Top, TAT Industries and the Insiders are parties to the Agreement (the rights and obligations of which are described above in response to Item 4 and a copy of which was annexed as an exhibit to the original filing hereof). The reporting persons hereby disclaim any beneficial ownership in any of the shares so held by TAT Industries and/or the Insiders.

(b)  The reporting persons have shared power to direct the vote, dispose and direct the disposition of the 957,143 shares held by Ta-Top, constituting 14.6% of the class.

Item 6:	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

None, other than as otherwise disclosed in response to Items 3, 4 and 5, above.

Item 7:	Exhibits

(a)	Joint Filing Agreement*
(b)	June 15, 2004 Agreement between TA-TOP Limited Partnership, TAT Industries Ltd. and certain management shareholders of the Issuer*

__________
* Filed as an exhibit to the original filing of this Schedule on March 20, 2006.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2007

TA-TOP, Limited Partnership

By:	/s/ ISHAY DAVIDI
Name:	ISHAY DAVIDI
Title:	Director

TA-TEK Ltd.

By:	/s/ ISHAY DAVIDI
Name:	ISHAY DAVIDI
Title:	Director

FIMI Opportunity Fund, L.P.

By:	/s/ ISHAY DAVIDI
Name:	ISHAY DAVIDI
Title:	CEO

FIMI 2001 Ltd.

By:	/s/ ISHAY DAVIDI
Name:	ISHAY DAVIDI
Title:	CEO

/s/ ISHAY DAVIDI
ISHAY DAVIDI

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).